

July 18, 2018

Daniel Schmechel
Chief Financial Officer and Treasurer
ECOLAB INC.
1 Ecolab Place
St. Paul, Minnesota 55102

> **Re: ECOLAB INC.**
> **Form 10-K for the fiscal year ended Decemebr 31, 2017**
> **Filed on February 23, 2018**
> **Form 10-Q for the period ended March 31, 2018**
> **Filed on May 3, 2018**
> **File No. 1-9328**

Dear Mr. Schmechel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended March 31, 2018

14. Revenues, page 22

1.   We note your disclosure that the Company records estimated reserves for anticipated uncollectible accounts at the time of sale. Please tell us how you considered the guidance in ASC 606-10-25-1(e) in determining whether you have a contract with a customer.

2.   We note your disclosure that you recognize revenue for leased equipment over time utilizing an input method as this method aligns most appropriately with when the costs are incurred to provide access to the leased equipment to the customer. Please tell us how you scope these leasing transactions under US GAAP and the basis for the scoping. To the extent you have determined that you are subject to the guidance in ASC 606, please

disclose the input method used and how it is applied when recognizing revenue for your leased equipment performance obligations. See ASC 606-10-50-18.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or in his absence Melissa Rocha at 202-551-3854 with any questions.

Division of Corporation Finance
Office of Manufacturing and
Construction